UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

STRYKER CORPORATION

(Name of issuer)

Common Stock, $.10 Par Value

(Title of class of securities)

863667 10 1

(CUSIP number)

December 31, 2008

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

X	Rule 13d-1(c)

Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 1 of 5 Pages

CUSIP No. 863667 10 1	SCHEDULE 13G	Page 2 of 5 Pages

(1)	Names of Reporting Persons Ronda E. Stryker

(2)	Check the Appropriate Box if a Member of a Group Not Applicable

(3)	SEC Use Only

(4)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With

(5)	Sole Voting Power	15,199,542 shares

(6)	Shared Voting Power	21,595,768 shares

(7)	Sole Dispositive Power	15,199,542 shares

(8)	Shared Dispositive Power	21,595,768 shares

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
36,795,310 shares

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]

(11)	Percent of Class Represented by Amount in Row 9
9.1%

(12)	Type of Reporting Person
IN

CUSIP No. 863667 10 1	SCHEDULE 13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer: Stryker Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices: 2825 Airview Boulevard Kalamazoo, Michigan 49002

Item 2(a).	Name of Person Filing: Ronda E. Stryker

Item 2(b).	Address of Principal Business Office or, if None, Residence: Greenleaf Trust 211 South Rose Street Kalamazoo, Michigan 49007

Item 2(c).	Citizenship: United States of America

Item 2(d).	Title of Class of Securities: Common Stock, $.10 Par Value

Item 2(e).	CUSIP Number: 863667 10 1

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act;

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act;

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	[ ]	Investment company registered under Section 8 of the Investment Company
Act of 1940;

(e)	[ ]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[ ]	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section
3(c)(14) of the Investment Company Act;

(j)	[ ]	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

CUSIP No. 863667 10 1	SCHEDULE 13G	Page 4 of 5 Pages

Item 4.	Ownership:

	(a)	Amount Beneficially Owned:		36,795,310 shares

	(b)	Percent of Class:		9.1%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote	15,199,542 shares

		(ii)	Shared power to vote or to direct the vote	21,595,768 shares

		(iii)	Sole power to dispose or to direct the disposition of	15,199,542 shares

		(iv)	Shared power to dispose or to direct the disposition of	21,595,768 shares

This statement on Schedule 13G includes shares held by Ronda E. Stryker, her spouse and family trusts and foundations over which Ms. Stryker exercises shared control.  Ms. Stryker is a shareholder of, is married to the controlling shareholder of, and is one of nine members of the Board of Directors of Greenleaf Trust, which is a state-chartered bank marketing fiduciary services to the general public.  Ms. Stryker specifically disclaims beneficial ownership of, and this Schedule 13G does not report, shares held by Greenleaf Trust in accounts over which Ms. Stryker possesses neither fiduciary discretion nor powers or privileges as a beneficiary.

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 863667 10 1	SCHEDULE 13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 8, 2009                                /s/ RONDA E. STRYKER

Ronda E. Stryker